BRF S.A. PUBLICLY HELD COMPANY CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 16269-2 ANNOUNCEMENT TO THE MARKET BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to article 12 of the CVM Instruction 44, as of August 23, 2021, announces to its shareholders and the market in general that it received, on July 11, 2025, after the market close, a notice from Marfrig Global Foods S.A. (“Marfrig”), MMS PARTICIPAÇÕES LTDA, a limited liability company, with registered offices in the city of São Paulo, State of São Paulo, at Avenida Queiroz Filho, nº 1.560, Bloco 5 (Torre Sabiá), 3º andar, CEP 05319-000, registered under CNPJ/MF 08.542. 030/0001-31, hereby represented in the form of its bylaws, and MAMS FUNDO DE INVESTIMENTO EM AÇÕES, an exclusive investment fund, registered under the CNPJ/MF under No. 44.409.243/0001-53 (jointly, “Signatories”), informing that they now hold (i) derivative financial instruments, with exclusively financial settlement, referenced in 86,031,350 shares issued by BRF, which represent 5.11% of the Company’s capital stock; and (ii) 990,525,269 common shares issued by BRF (including through derivative financial instruments that do not have financial settlement referenced in common shares issued by BRF), which represent 58.87% of the Company’s capital stock. The Signatories further declared that: (i) The purpose of the above material transaction does not aim to change the current shareholding control composition nor the administrative structure of the Company, which is already a direct subsidiary of Marfrig. However, the Signatories pointed out that, according to the Material Facts disclosed on May 15 and 23, 2025, the management of Marfrig and BRF executed a Protocol and Justification for the merger by Marfrig of the shares issued by BRF (“Merger of Shares” and “Protocol and Justification”, respectively). Subject to the provisions of the Protocol and Justification, including, without limitation, the approval of the Merger of Shares by the Extraordinary General Meetings of Marfrig and BRF and the verification (or waiver, as the case may be) of certain conditions, the consummation of the Merger of Shares will result in the conversion of BRF into a wholly-owned subsidiary of Marfrig, and (ii) Except as stated above, the Signatories (i) does not currently hold any other securities issued by BRF or derivative financial instruments referenced to securities issued by BRF, whether physically or financially settled; and (ii) is not a party to any other agreement or contract governing the exercise of voting rights or the purchase and sale of securities issued by BRF. The original correspondence sent by the Signatories is attached to this Announcement to the Market. São Paulo, July 12, 2025. Fábio Luis Mendes Mariano Chief Financial and Investor Relations Officer 1 São Paulo, 11 de julho de 2025. À BRF S.A. Rua Jorge Tzachel, nº 475, Bairro Fazenda CEP 88301-600, Itajaí, SC At.: Fábio Luis Mendes Mariano Diretor Vice-Presidente Financeiro e de Relações com Investidores Ref.: Comunicação sobre negociação relevante, nos termos do artigo 12 da Resolução CVM nº 44/2021 Prezado Senhor, MARFRIG GLOBAL FOODS S.A., companhia aberta, com sede social na cidade de São Paulo, Estado de São Paulo, na Avenida Queiroz Filho, nº 1.560, Bloco 5 (Torre Sabiá), 3º andar, Sala 301, Vila Hamburguesa, CEP 05319-000, inscrita no Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda (“CNPJ/MF”) sob n° 03.853.896/0001-40, neste ato representada na forma de seu estatuto social (“Marfrig”), em conjunto com os seus acionistas controladores, MMS PARTICIPAÇÕES LTDA., sociedade empresária limitada, com sede social na cidade de São Paulo, Estado de São Paulo, na Avenida Queiroz Filho, nº 1.560, Bloco 5 (Torre Sabiá), 3º andar, CEP 05319-000, inscrita no CNPJ/MF 08.542.030/0001-31, neste ato representada na forma de seu contrato social, e MAMS FUNDO DE INVESTIMENTO EM AÇÕES, fundo de investimento exclusivo, inscrito no CNPJ/MF sob o nº 44.409.243/0001-53 (em conjunto, “Signatários”), vêm na qualidade de acionistas controladores diretos e/ou indiretos da BRF S.A., companhia aberta, com sede social na cidade de Itajaí, Estado de Santa Catarina, na Rua Jorge Tzachel, nº 475, Bairro Fazenda, CEP 88301-600, inscrita no CNPJ/MF sob o nº 01.838.723/0001-27 (“BRF”), informar que realizaram, na presente data, negociação relevante com relação às ações ordinárias de emissão da BRF, nos termos do artigo 12 da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 44, de 23 de agosto de 2021 (“Resolução CVM 44”), passando a deter, em conjunto, (i) instrumentos financeiros derivativos, de liquidação exclusivamente financeira, referenciados em 86.031.350 ações de emissão da BRF, que representam 5,11% do capital social da BRF; e (ii) 990.525.269 ações ordinárias de emissão da BRF (incluindo por meio de instrumentos financeiros derivativos que não possuem liquidação financeira referenciados em ações ordinárias de emissão da BRF), que representam 58,87% do capital social da BRF. A realização da negociação relevante acima informada não tem por objetivo alterar a composição do controle ou a estrutura administrativa da BRF, que já é, na presente data, uma controlada direta da Marfrig. No entanto, os Signatários ressaltam que, conforme fatos relevantes divulgados em 15 e 23 de maio de 2025, as administrações da Marfrig e da BRF celebraram protocolo e justificação que regula a operação de incorporação, pela Marfrig, das ações de emissão da BRF (“Incorporação de Ações” e “Protocolo e Justificação”, respectivamente). Sujeito ao disposto no Protocolo e Justificação, incluindo, sem limitação, a aprovação da Incorporação de Ações pelas assembleias gerais extraordinárias da Marfrig e da BRF e a verificação (ou renúncia, conforme o caso) de determinadas condições, a consumação da Incorporação de Ações resultará na conversão da BRF em uma subsidiária integral da Marfrig. 2 Exceto pelo informado acima, os Signatários (i) não detêm, na presente data, quaisquer outros valores mobiliários de emissão da BRF ou instrumentos financeiros derivativos referenciados em valores mobiliários de emissão da BRF, sejam de liquidação física ou financeira; e (ii) não são partes de qualquer outro acordo ou contrato que regule o exercício do direito de voto ou compra e venda de valores mobiliários de emissão da BRF. Em vista do exposto, os Signatários solicitam a V.Sa., na qualidade de Diretor de Relações com Investidores da BRF, que tome as devidas providências para a imediata transmissão das informações aqui contidas à CVM e à B3 S.A. – Brasil, Bolsa, Balcão, nos termos do artigo 12, parágrafo 6º, da Resolução CVM 44. Atenciosamente, 3 (Página de assinaturas da comunicação sobre negociação relevante, nos termos do artigo 12 da Resolução CVM nº 44/2021) MARFRIG GLOBAL FOODS S.A. MMS PARTICIPAÇÕES LTDA MAMS FUNDO DE INVESTIMENTO EM AÇÕES